Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Red Leaf Coffee Corporation
1402 BROADWAY ST SUITE 202
LONGVIEW, WA 98632
https://redleafcoffee.com

Up to $1,234,996.84 in Common Stock at $3.08
Minimum Target Amount: $123,997.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Red Leaf Coffee Corporation
Address: 1402 BROADWAY ST SUITE 202, LONGVIEW, WA 98632
State of Incorporation: WA
Date Incorporated: April 03, 2024

Terms:

Equity

Offering Minimum: $123,997.72 | 40,259 shares of Common Stock
Offering Maximum: $1,234,996.84 | 400,973 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.08
Minimum Investment Amount (per investor): $249.48

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Early Bird (first 2 weeks)

Early Bird 1: Invest $500 | Red Leaf Coffee Hat & Mug

Early Bird 2: Invest $1,000+ | Red Leaf Coffee T-shirt, Mug and 1lb bag of Coffee

Early Bird 3: Invest $2,500+ | Red Leaf Coffee T-shirt, Hat, 1lb bag of Coffee

Early Bird 4: Invest $10,000+ | Red Leaf Coffee Sweatshirt, Hat, Mug, 2 1lb Bags of Coffee

Early Bird 5: Invest $25,000+ | Red Leaf Coffee Swag box includes: Red Leaf Coffee Sweatshirt, T-shirt, Hat, Mug, 3 1lb Bags of Coffee

The 10% StartEngine Venture Club Bonus

RedLeaf Coffee Corporation will offer 10% additional bonus shares for all investments that are committed by investors eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.08 per share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $308.00. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to early bird bonuses as applicable.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Business Overview

Red Leaf Coffee Corporation, a Washington-based C-Corporation, is the parent company of Red Leaf Organic Coffee LLC, a retail coffee chain with eight locations across Washington state and reported revenue of $8.4 million in 2023. Red Leaf

Coffee's brand focuses on promoting wellness with clean, organic products and a menu catering to various dietary preferences, including gluten-free, dairy-free, low-carb, and vegan options. This focus meets an increasing demand for health-conscious choices among coffee consumers in Washington.

Business Model

Red Leaf Coffee operates a combination of company-owned and franchised stores, leveraging both drive-thru and café formats to provide accessibility and convenience. Its target market consists of health-conscious individuals looking for natural, clean-label food options. The business model includes vertical integration through Coffee Systems NW, LLC, which manages the warehouse, roastery, and bakery operations. This integration allows the company to maintain quality control and distribution efficiency. The company also operates a loyalty program with over 5,000 active users who have accumulated nearly 150,000 points within 14 months, reflecting a strong customer retention rate.

The Company's Corporate Structure

Red Leaf Coffee Corporation oversees the following entities:

Red Leaf Organic Coffee LLC: Manages eight coffee locations across Washington state, providing organic, dye-free coffee and food options.

Coffee Systems NW, LLC: Handles internal supply chain needs, including roasting, baking, and commissary distribution for Red Leaf products.

Red Leaf Franchising LLC: Administers franchise agreements, fee structures, and franchisee support, enabling national expansion.

This structure allows Red Leaf Coffee Corporation to streamline operations and maintain oversight of both company-owned and franchise locations.

Intellectual Property

Red Leaf Coffee Corporation currently has no registered patents or trademarks. However, it relies on proprietary recipes and trade secrets that contribute to the company's brand identity and product quality. These include unique roasting methods and preparation processes that differentiate Red Leaf's products within the coffee market.

Corporate History

Red Leaf Organic Coffee LLC was formed on January 1, 2014, in Washington. Over the years, the company expanded to eight locations and earned a strong reputation within Washington's coffee industry. In 2024, Red Leaf Coffee Corporation was established as a holding company, setting the groundwork for further expansion through a franchising model.

Competitors and Industry

Industry

Red Leaf Coffee Corporation operates in the global coffee industry, which was valued at approximately $138.15 billion in 2023 and is projected to reach around $207.07 billion by 2032, growing at a CAGR of 4.6% during the forecast period.

https://www.expertmarketresearch.com/reports/coffee-market

The U.S. coffee market alone generates significant revenue annually, primarily from out-of-home venues like coffee shops and kiosks. Red Leaf Coffee's commitment to clean, organic products positions it well within the health-conscious segment of this market.

Competitors

Red Leaf faces competition from both large national chains, such as Starbucks, and regional players like Dutch Bros Coffee. Red Leaf distinguishes itself through its focus on dye-free, organic offerings and a strong commitment to community engagement. This approach resonates with a segment of health-conscious consumers, creating a dedicated customer base.

Current Stage and Roadmap

Current Stage

Red Leaf Coffee Corporation is in the growth stage, with established operations across eight locations and a recently launched franchise model. The company raised $400,000 through Simple Agreements for Future Equity (SAFEs), which will support scaling efforts. As part of its national expansion plan, Red Leaf aims to open one new franchised location per quarter.

Roadmap

Red Leaf Coffee Corporation is focused on achieving key growth milestones, including:

Expansion: Pursuing a national footprint through quarterly franchise openings.

Distribution Network: Building partnerships to enhance logistics and distribution to all locations.

Marketing Initiatives: Launching campaigns to strengthen brand visibility and community involvement.

Product Development: Expanding the menu with health-conscious and sustainable choices to meet evolving consumer preferences.

The Team

Officers and Directors

Name: Brandon Lee Henry

Brandon Lee Henry's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: April, 2024 - Present
  Responsibilities: Responsible for overseeing all aspects of planning and execution of marketing strategy. Responsibilities include developing a big-picture marketing strategy, establishing objectives, aligning KPIs with marketing activities, and overseeing the marketing team. -- Salary: None Equity compensation: None

Other business experience in the past three years:

- Employer: Edison Apps, LLC
  Title: President
  Dates of Service: September, 2016 - Present
  Responsibilities: Oversees a digital marketing agency specializing in helping small businesses grow sales using mobile technology solutions, mobile marketing strategies, and customer-focused UX app/website design.

Other business experience in the past three years:

- Employer: All Star DJs, LLC
  Title: President
  Dates of Service: September, 2005 - Present
  Responsibilities: Oversees finances and overall operations, including paying contracts, equipment acquisition, and software and technology integrations.

Name: Tasha Marie Nelson

Tasha Marie Nelson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: January, 2024 - Present
  Responsibilities: Producing financial statements and overseeing accounting functions for all entities. -- Salary: Annual contract for $180,000 Equity compensation: Invested $25,000 into SAFE Funds with potential future equity.

Other business experience in the past three years:

- Employer: Pacific Bells, LLC
  Title: Controller
  Dates of Service: August, 2018 - October, 2023
  Responsibilities: Oversaw the accounting functions and produced monthly and annual financial reports.

Other business experience in the past three years:

- Employer: Leading Light Accountancy, PS
  Title: CEO/President

Dates of Service: January, 2024 - Present
Responsibilities: Owner overseeing all operations, finances, and strategic planning of the company.

Name: Rene J Vandervalk

Rene J Vandervalk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Owner/President/Director
  Dates of Service: December, 2007 - Present
  Responsibilities: Founder of the company, responsible for all aspects of operations and growth, including recruitment, strategic direction, and overseeing financial and business development activities. -- Salary: $115,000

Name: Melissa Monet Vandervalk

Melissa Monet Vandervalk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President
  Dates of Service: March, 2025 - Present
  Responsibilities: On the executive board for decision-making, growth, and direction of the company. Responsibilities include new location design, purchasing equipment, and managing vendor relations and pricing strategies. -- Salary: $115,000 Equity compensation: 26%

Name: Ann Marie Lucas

Ann Marie Lucas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO/Director
  Dates of Service: March, 2024 - Present
  Responsibilities: Oversee operations, strategy, financials, and marketing, ensuring overall business growth and customer satisfaction. -- Salary: $110,000 Equity compensation: 21% owner of Red Leaf Coffee Corp.

Other business experience in the past three years:

- Employer: Red Leaf Organic Coffee and Coffee Systems NW
  Title: General Manager
  Dates of Service: March, 2017 - Present
  Responsibilities: Oversee operations, strategy, marketing, and ensure overall customer satisfaction and growth.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have

no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully

prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Dependence on Regional Brand Recognition
Red Leaf Coffee Corporation's current operations and brand recognition are largely concentrated in Washington state. Expanding to new markets will require significant marketing and brand-building efforts, and there is no guarantee that Red Leaf's reputation in Washington will translate effectively to new regions. Failure to build a strong brand presence outside of Washington could hinder the company's growth strategy and impact its ability to attract franchisees or compete with

established national brands.

Limited Experience in Franchising
Red Leaf Coffee Corporation has recently implemented a franchise model to support its growth plans. However, with limited experience in managing franchise operations, there is a risk that the company may encounter unforeseen challenges in maintaining brand consistency, quality control, and franchisee satisfaction. Mismanagement of franchise relationships or failure to support franchisees could damage the company's reputation, affect revenue streams, and hinder expansion efforts.

Highly Competitive Industry
The coffee industry is intensely competitive, with major players like Starbucks and Dutch Bros Coffee dominating significant market share. Red Leaf Coffee Corporation's emphasis on organic and health-conscious offerings differentiates it, but competitors may adopt similar strategies, diminishing Red Leaf's unique market position. Additionally, as the company expands, it may face competition from well-established brands with greater resources, potentially impacting customer acquisition, retention, and overall profitability.

Vulnerability to Fluctuating Coffee and Commodity Prices
As a coffee retailer, Red Leaf Coffee Corporation is exposed to price fluctuations in coffee beans and other commodities, which can impact operational costs. Significant increases in these costs, whether due to supply chain disruptions, climate change, or market conditions, could strain profit margins. If the company cannot pass these costs onto customers without reducing demand, it may experience decreased profitability.

Reliance on a Vertically Integrated Supply Chain
Red Leaf Coffee Corporation's vertical integration, including roasting and baking operations managed by Coffee Systems NW, LLC, allows it to control quality and reduce reliance on external suppliers. However, this approach also concentrates risk; any operational disruption within Coffee Systems NW (e.g., due to equipment failure, staffing shortages, or regulatory issues) could impact the company's ability to maintain supply consistency, potentially affecting store operations and customer satisfaction.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ray & Melissa Vandervalk	4,000,000	Common Stock	80.2%

The Company's Securities

The Company has authorized Common Stock, SAFE, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 400,973 of Common Stock.

Common Stock

The amount of security authorized is 35,000,000 with a total of 5,152,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Distribution Rights

Common stockholders have rights to distributions authorized by the board. In case of dissolution, common stockholders would share equally with preferred stockholders in receiving net assets. There is no priority of preferred over common stock in distributions or liquidation, which is atypical, as preferred shares often have such preferences.

Consideration for Shares

Shares can be issued in exchange for tangible or intangible property or other benefits to the corporation. The board has discretion to determine the adequacy of consideration for issued shares, which, if deemed valid by the board, are considered fully paid and non-assessable. This flexibility allows the company to accept a variety of assets or benefits in exchange for shares.

Preemptive Rights

Common stockholders do not have preemptive rights, meaning they do not have the automatic right to purchase new shares issued by the corporation to maintain their ownership percentage. This may dilute current common stockholders' ownership if additional shares are issued.

Cumulative Voting

The corporation does not allow cumulative voting for the election of directors. As a result, common stockholders cannot pool their votes to increase their influence in electing directors, potentially reducing their control over board composition, especially for smaller shareholders.

Director Liability and Indemnification

Directors of Red Leaf Coffee Corporation are shielded from personal liability for monetary damages to the fullest extent allowed by Washington law. This limitation may offer directors certain protections from personal financial responsibility for actions taken on behalf of the corporation. Additionally, the corporation provides indemnification and expense reimbursement for directors and officers involved in legal proceedings related to their roles, which could indirectly impact shareholders by potentially protecting directors from personal loss.

Amendments and Bylaws

Shareholders holding at least 51% of voting shares have the power to amend the Articles of Incorporation, while changes to the bylaws are also subject to shareholder approval.

SAFE

The security will convert into Sandard preferred stock eq and the terms of the SAFE are outlined below:

Amount outstanding: $400,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $15,600,000.00

Conversion Trigger: Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

Material Rights

There are no material rights associated with SAFE.

Preferred Stock

The amount of security authorized is 35,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

Distribution Rights

Preferred stockholders share equally with common stockholders in any distributions authorized by the board, including upon dissolution of the corporation. This is different from traditional structures where preferred shares often have a priority in distributions or liquidation. In Red Leaf Coffee Corporation's structure, both share classes have the same distribution rights, which does not provide preferred shareholders any seniority over common shareholders.

Consideration for Shares

Like common shares, preferred shares can be issued for various forms of consideration, including both tangible and intangible assets or other benefits to the corporation. The board of directors is tasked with determining the adequacy of consideration for these shares, which, if deemed acceptable, makes them fully paid and non-assessable.

Preemptive Rights

Preferred stockholders, like common stockholders, do not have preemptive rights. This means they do not have an automatic right to buy new shares issued by the company to maintain their ownership percentage, making them equally susceptible to dilution if additional shares are issued.

Cumulative Voting

Preferred stockholders do not have cumulative voting rights in electing directors. This prevents preferred stockholders from pooling votes to enhance their influence over board composition, which may reduce smaller shareholders' impact on electing directors.

Director Liability and Indemnification

Like common shareholders, preferred stockholders indirectly benefit from the limitations on director liability and the indemnification provisions. Directors are shielded from personal liability to the fullest extent allowed by Washington law and are indemnified for legal expenses related to their duties, which could impact shareholders by protecting directors from personal financial risk in legal matters.

Amendments and Bylaws

Preferred shareholders participate equally with common shareholders in approving amendments to the Articles of Incorporation and changes to the corporation's bylaws. Amendments to the Articles require the approval of 51% of voting shares, meaning preferred shareholders have a significant role in these decisions.

In sum, while Red Leaf Coffee Corporation's preferred shares provide voting and distribution rights equal to common shares, they lack traditional preferred share privileges, such as priority in distributions or liquidation preferences, and do not offer preemptive or cumulative voting rights.

What it means to be a minority holder

As a minority holder of stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $400,000.00
  Use of proceeds: To rebuild the new coffee operation and a brand new roastery
  Date: April 21, 2024
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,152,000
  Use of proceeds: Operations
  Date: April 03, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for the fiscal year 2022 was $8.02M, compared to $8.45M in fiscal year 2023.

The growth in revenue is attributed to the opening of a new store, even though it only operated for part of the year. Red Leaf Organic Coffee's expansion strategy is focused on filling gaps in the coffee market by offering high-quality, clean caffeine options that resonate with health-conscious consumers. This new store's impact is expected to be even more significant as it operates for the full year in 2024.

Cost of Sales

Cost of Sales for the fiscal year 2022 was $3.8M, compared to $3.75M in fiscal year 2023.

The slight reduction in Cost of Sales reflects Red Leaf Coffee's streamlined growth approach, which includes internal manufacturing, roasting, and distribution processes managed by Coffee Systems NW. By scaling operations and optimizing supply chains, Red Leaf has been able to reduce costs while maintaining the high quality of its products.

Gross Margins

Gross margins for the fiscal year 2022 were $416K, compared to $301K in fiscal year 2023.

The change in gross margins between the two years is driven by the company's ongoing efforts to scale its operations efficiently while maintaining product quality. The introduction of a franchise model and the optimization of internal processes, such as roasting and distribution, have contributed to maintaining or improving margins. Detailed analysis of the factors contributing to this increase or decrease will be required, including any fluctuations in ingredient costs or operational efficiencies.

Expenses

Expenses for the fiscal year 2022 were $403K, compared to $416K in fiscal year 2023.

The increase in expenses is due to reinvestments in growth initiatives, including marketing campaigns to enhance brand visibility and customer loyalty, as well as infrastructure improvements to support the company's expansion plans. These investments have been crucial in preparing Red Leaf Coffee for its upcoming national expansion, which will include both corporate-owned stores and franchises.

Historical results and cash flows:

The company is currently in the growth stage and generating revenue. We believe that historical cash flows will not be indicative of future revenue and cash flows because we are adding a new store every quarter. Historically, cash was primarily generated through coffee retail sales, F&B sales, and internal manufacturing & distribution on a small scale. Our goal is to add a new store every quarter and grow through franchising.

Red Leaf Organic Coffee's strategy of adding a new store every quarter, combined with the launch of its franchise model, is expected to significantly boost future cash flows. The company has already laid a strong foundation with its eight locations, a well-established distribution network, and partnerships with major institutions like PeaceHealth and Lower Columbia College. As the franchise model scales, these new revenue streams are expected to outpace historical performance, particularly as Red Leaf taps into the growing demand for clean, organic coffee options across the nation.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2024, the Company has capital resources available in the form of a line of credit for $67,000 from Heritage Bank, a S.A.F.E. issuance in the amount of $400K, and $180,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 18% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 60 months / 5 years. This is based on a current monthly burn rate of $0 for expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 120 months / 10 years. This is based on a projected monthly burn rate of $0 for expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including $20 - $25 Million in Commercial and SBA Debt and Venture Capital of up to $20 Million.

Indebtedness

- Creditor: iQ Credit Union
  Amount Owed: $44,464.15
  Interest Rate: 3.89%
  Maturity Date: May 28, 2028

- Creditor: Fibre Loan Line of Credit
  Amount Owed: $171,962.44
  Interest Rate: 9.5%
  Maturity Date: November 15, 2024

- Creditor: Fibre Credit Union
  Amount Owed: $52,102.48
  Interest Rate: 6.99%
  Maturity Date: November 06, 2028

- Creditor: Heritage Line of Credit 01
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: March 01, 2023

- Creditor: Heritage Line of Credit 02
  Amount Owed: $1,177.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Person: Ray and Melissa Vandervalk
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan
  Material Terms: The loan was fully paid by December 31, 2023. The loan was extended to the founders, Ray and Melissa Vandervalk, and has since been settled.

- Name of Entity: RMV Property Holding, LLC
  Names of 20% owners: Ray and Melissa Vandervalk
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Lease
  Material Terms: The lease for the property located at 967 3rd Avenue, Suite A, Longview, WA, terminates on April 30, 2027. The lease includes increments to the base monthly rent. Details of the specific amounts and increments are provided in Note 4 of the financial statements.

- Name of Person: Ray and Melissa Vandervalk
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Lease

Material Terms: Lease payments for the properties located at 104 NW 3rd Ave, Kelso, WA, and 211 W Main Street, Kelso, WA. The leases for these properties terminate on May 31, 2026. The leases specify the base monthly rent and any applicable increments. Further details are provided in Note 4 of the financial statements.

Valuation

Pre-Money Valuation: $15,868,160.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has zero preferred stock outstanding; (ii) the Company has no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) the Company has no shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $400,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $123,997.72 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Infrastructure Buildout
  33.57%
  This will be used to enhance and expand our physical and digital infrastructure, ensuring that our retail locations are equipped to handle increased customer demand and that our supply chain operates efficiently.

- Franchise Buildout
  26.88%
  This will be invested in the development and expansion of our franchise model, allowing us to scale our business by opening new locations and establishing a stronger presence in key markets.

- Legal and Professional Fees
  3.49%
  This will cover the necessary legal and professional services required to support our business operations, including compliance, contract negotiations, and intellectual property protection.

- Cash Reserves for Debt Leverage
  9.83%
  This will be set aside as cash reserves, providing us with the flexibility to leverage debt if needed, ensuring that we can manage financial obligations and seize growth opportunities.

- Marketing
  8.73%
  This will be invested in targeted marketing campaigns and our StartEngine Campaign to increase brand awareness, attract new customers, and drive sales, particularly as we continue to expand our product offerings and market presence.

If we raise the over allotment amount of $1,234,996.84, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Infrastructure Buildout
  37.0%
  This will be used to enhance and expand our physical and digital infrastructure, ensuring that our retail locations are equipped to handle increased customer demand and that our supply chain operates efficiently.

- Franchise Buildout
  30.8%
  This will be invested in the development and expansion of our franchise model, allowing us to scale our business by opening new locations and establishing a stronger presence in key markets.

- Legal and Professional Fees
  4.0%
  This will cover the necessary legal and professional services required to support our business operations, including compliance, contract negotiations, and intellectual property protection.

- Marketing
  10.0%
  This will be invested in targeted marketing campaigns to increase brand awareness, attract new customers, and drive sales, particularly as we continue to expand our product offerings and market presence. We'll also use this to help market out StartEngine raise.

- Cash Reserves for Debt Leverage
  11.2%
  This will be set aside as cash reserves, providing us with the flexibility to leverage debt if needed, ensuring that we can manage financial obligations and seize growth opportunities.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://redleafcoffee.com (https://redleafcoffee.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/redleaf-coffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Red Leaf Coffee Corporation

[See attached]



Red Leaf Coffee Corporation
(the "Company")
a Washington Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Red Leaf Coffee Corporation Management

We have reviewed the accompanying consolidated financial statements of Red Leaf Coffee Corporation (the Company) which comprise the consolidated statement of financial position as of December 31, 2023 & 2022 and the related consolidated statements of operations, consolidated statement of changes in shareholders' equity, and consolidated statement of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding a Predecessor Entities:
Red Leaf Organic Coffee LLC, Coffee Systems NW, LLC and Red Leaf Franchising, LLC formed on January 1, 2014, January 1, 2014 and July 22, 2022, respectively, in the State of Washington. Red Leaf Coffee Corporation will serve as a holding company for its predecessor entities. Red Leaf Coffee Corporation will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 28, 2024

RED LEAF COFFEE CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & Cash Equivalents	122,062	96,424
Accounts Receivable	59,229	204,940
ERC Receivable	63,764	500,054
Interest Receivable	-	2,897
Inventory	370,541	310,426
Total Current Assets	615,596	1,114,741
Non-Current Assets:		
Loan to Shareholders	-	21,032
Fixed Assets - Net	1,427,217	734,128
Intangible Assets - Net	14,832	17,592
Right of Use Assets - Operating Lease	850,036	984,849
Other Assets	20,405	7,932
Total Non-Current Assets	2,312,490	1,765,533
TOTAL ASSETS	2,928,086	2,880,274
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	142,347	294,016
Credit Cards Payable	104,090	41,403
Sales Tax Payable	42,948	42,309
Use Tax Payable	3,905	855
Accrued Expenses	124,063	98,811
Tips Payable	3,553	26,175
Gift Cards Payable	85,422	127,374
Payroll liabilities	33,226	27,549
Lease Liabilities - Current	134,132	130,523
Other Current Liabilities	623	-
Total Current Liabilities	674,309	789,015
Non-Current Liabilities:		
Loans Payable	249,492	353,084
Lease Liabilities	744,130	878,262
Total Non-Current Liabilities	993,622	1,231,346
TOTAL LIABILITIES	1,667,931	2,020,361

SHAREHOLDERS' EQUITY		
Common Stock	-	-
Additional Paid-in Capital - Common Stock	1,250,379	1,032,235
Preferred Stock	-	-
Additional Paid-in Capital - Preferred Stock	-	-
Retained Earnings	9,776	(172,322)
TOTAL SHAREHOLDER'S EQUITY	1,260,155	859,913
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,928,086	2,880,274

RED LEAF COFFEE CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Sales	8,445,970	8,023,047
Cost of Goods Sold	3,761,603	3,802,509
Gross Profit	4,684,367	4,220,538
Operating Expenses		
General and Administrative	1,274,206	897,730
Payroll Expense	2,759,359	2,593,722
Rent and Lease	330,495	288,117
Advertising and Marketing	18,838	24,915
Total Operating Expenses	4,382,898	3,804,484
Total Income from Operations	301,469	416,054
Other Income/Expense		
Interest Income	(9,001)	(6,532)
Interest Expense	17,728	17,795
Donations	6,371	3,502
Miscellaneous Expense	5,490	5,469
Other Income	(4,186)	66
Employee Retention Credit	-	20
Loss on Fair Value Measurement of Investment	-	21
Rental Income	(3,995)	(570)
Gain on Sale of Assets	(20,767)	-
Total Other (Income) Expense	(8,360)	19,771
Earnings Before Income Taxes, Depreciation, and Amortization	309,829	396,283
Income Taxes	49,096	44,077
Depreciation and Amortization	160,226	188,483
Net Income	100,507	163,723

RED LEAF COFFEE CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Preferred Stock		APIC	Retained earnings	Total Shareholder's
	# of Shares	$ Amount	CS	# of Shares	$ Amount	PS	(Deficit)	Equity
Beginning balance at 1/1/22	-		164,676				1,527,861	1,692,536
Prior Period Adjustment:								
To recognize the prior period net effects of unrecorded Operating Lease - FASB ASC 842	-	-	-	-	-	-	(18,422)	(18,422)
Adjusted balance at 1/1/22	-	-	164,676	-	-	-	1,509,439	1,674,115
Additional Contribution	-	-	50,000	-	-	-	-	50,000
Net Distribution				-	-	-	(1,019,623)	(1,019,623)
Net Effect of Book Adjustments	-	-	817,560	-	-	-	(825,861)	(8,302)
Net income (loss)	-	-	-	-	-	-	163,724	163,724
Ending balance at 12/31/22	-	-	1,032,235	-	-	-	(172,322)	859,913
Additional Contribution	-	-	95,000	-	-	-	-	95,000
Cash Audit Adjustments			(54,059)	-	-	-		(54,059)
Net Distribution	-	-		-	-	-	417,156	417,156
Net Effect of Book Adjustments	-	-	177,203	-	-	-	(335,567)	(158,364)
Net income (loss)	-	-	-	-	-	-	100,507	100,507
Ending balance at 12/31/23	-	-	1,250,379	-	-	-	9,776	1,260,155

RED LEAF COFFEE CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	100,507	163,723
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and Amortization	160,226	188,483
Decrease (Increase) in:		
Accounts Receivable	145,711	18,317
ERC Receivable	436,290	468,632
Interest Receivable	2,897	(2,897)
Inventory	(60,116)	(54,973)
Right of Use Assets - Operating Lease	134,813	(70,222)
Other Assets	(12,473)	(251)
Increase (Decrease) in:		
Accounts Payable	(151,670)	63,866
Credit Cards Payable	62,688	22,267
Sales Tax Payable	639	2,202
Use Tax Payable	3,050	855
Accrued Expenses	25,252	15,983
Tips Payable	(22,622)	(313)
Due to RMV	-	(34,200)
Gift Cards Payable	(41,952)	(3,870)
Payroll liabilities	5,678	5,033
Other Current Liabilities	623	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations	689,034	618,912
Net Cash provided by Operating Activities	789,541	782,635
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
Fixed Assets - Net	(850,555)	(431,225)
Investment held with EJ	-	307,249
Net Cash used in Investing Activities	(850,555)	(123,976)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans Payable	(103,593)	165,867
Lease Liabilities	(130,523)	75,736
Loan to Shareholders	21,032	(21,032)
Additional Paid-in Capital - Common Stock	218,144	867,559
Retained Earnings	81,592	(1,845,483)
Net Cash provided by (used in) Financing Activities	86,652	(757,353)
Cash at the beginning of period	96,424	195,118
Net Cash increase (decrease) for period	25,638	(98,694)
Cash at end of period	122,062	96,424

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Red Leaf Coffee Corporation ("The Company") is a new entity serving as the parent entity, formed in Washington on April 3, 2024. The summary of the wholly owned subsidiaries is shown below:

Registered Name:	Registered in:	Date Registered
1) Red Leaf Organic Coffee LLC	State of Washington	01/01/2014
2) Coffee Systems NW, LLC	State of Washington	01/01/2014
3) Red Leaf Franchising, LLC	State of Washington	07/22/2022

Coffee Systems NW, LLC is the commissary distribution subsidiary that provides high-quality baked goods and distributes signature ingredients and products to all corporate-owned, franchisee, and licensed Red Leaf locations.

Red Leaf Franchising LLC was formed to oversee all franchise agreements, fees, and support for the franchised locations outside corporate-owned locations.

The company's customers will be located in the United States, currently in Washington, and looking to expand the territory to support the Company's future growth opportunities.

The Company will conduct a crowdfunding campaign under regulation CF in 2024.

Historically, the Company operated through multiple Limited Liability Companies (LLCs), each managing different segments of its business operations. As part of a strategic restructuring to facilitate growth and attract investment, the Company decided to form Red Leaf Coffee Corporation, which will serve as the holding company for all the existing LLCs. This restructuring is aimed at streamlining operations, enhancing corporate governance, and providing a clearer financial overview for stakeholders.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). These financial statements present the consolidated financial position and results of operations of Red Leaf Coffee Corporation and its subsidiaries (collectively, the "Company") as of December 31, 2023.

Basis of Consolidation

In anticipation of forming a new holding company, Red Leaf Coffee Corporation, the Company has retrospectively consolidated the financial statements of its previously separate legal entities.

The financial statements of Red Leaf Coffee Corporation and its subsidiaries have been retrospectively consolidated to reflect the financial condition and operating results of the entire group as if they had always been consolidated. This approach ensures that the consolidated financial statements provide a comprehensive and consistent view of the Company's financial performance and position for the year ended December 31, 2023.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company had $122,062 and $96,424 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

Inventory

Inventory consisted primarily of finished goods, including supplies. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 consisted of finished goods $370,542 and $310,426, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Book Value as of 12/31/23
Buildings	15-39	237,402	9,167	228,235
Leasehold improvements	5-25	765,087	192,565	572,522

Furniture and equipment	5-10	893,442	447,679	445,763
Warehouse equipment	5-15	64,376	28,555	35,821
Transportation equipment	5-15	241,494	24,533	216,961
Construction in progress	-	9,293	81,377	(72,084)
Grand Total		**2,211,093**	**783,876**	**1,427,217**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising and Marketing

Associated with marketing the Company's products and services are expensed as costs are incurred.
General and Administrative

General and administrative expenses consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Payroll Expenses

The amount of salaries and wages paid to employees in exchange for services rendered to the Company. The employees had an employer-employee relationship with the Company as of the reporting period.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2022, Loan to Shareholders had a balance of $21,032 representing loans to Ray and Melissa Vandervalk, who owned and founded the Company. The amount has been paid as of December 31, 2023.

RMV Property Holding, LLC owned by Ray and Melissa Vandervalk, leased the 967 3rd Avenue Suite A, Longview, WA 98632 property to the Company. Please See Note 4 - under Lease No. 5 for more information.

Ray and Melissa Vandervalk who owned the properties 1) 104 NW 3rd Ave, Kelso, WA 98626 and 2) 211 W Main Street, Kelso, WA 98626 were rented out to the Company. Please see Note 4 - under Lease No. 3 and 4, respectively, for more information.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company entered into several operating lease agreements as a lessee (intercompany leases were excluded in the list). A summary is shown below:

Lease No.	Location	Lease Effective Date	Lease Termination Date	Lease Duration (Months)	Base monthly rent
1	1066 15th ave , drive coffee stand	6/1/17	5/29/2028	132	800 with increments
2	209 W Main Kelso WA	6/1/2020	3/31/2037	202	2,980 with increments
3	104 NW 3rd Ave, Kelso, WA 98626	6/1/2021	5/31/2026	60	3,400
4	211 W Main Street, Kelso, WA 98626	6/1/2021	5/31/2026	60	1,500

5	967 3rd Avenue Suite A, Longview, WA 98632	5/1/2022	4/30/2027	60	2,470 with increments
6	5226 Spirit Lake Hwy, Toutle, WA 98649	6/1/2022	5/31/2032	120	450

Lease No:	1	2	3	4	5	6	
	Year Ending	Year Ending	Year Ending	Year Ending	Year Ending	Year Ending	
Lease expense	2023-12	2023-12	2023-12	2023-12	2023-12	2023-12	**Total**
Operating lease expense	28,146	126,888	105,400	46,500	52,454	8,550	**367,937**
Total	28,146	126,888	105,400	46,500	52,454	8,550	**367,937**
Other Information							**Total**
Operating cash flows from operating leases	30,700	111,197	102,000	45,000	49,993	8,100	**346,990**
ROU assets obtained in exchange for new operating lease liabilities	0	0	196,593	86,732	145,665	46,401	**475,391**
Weighted-average remaining lease term in years for operating leases	4.42	13.42	2.42	2.42	3.33	8.42	**34.43**
Weighted-average discount rate for operating leases	2.21%	0.94%	0.81%	0.81%	3.01%	2.94%	**10.72%**
Maturity Analysis	Operating	Operating	Operating	Operating	Operating	Operating	**Total**
2024-12	10,800	38,584	40,800	18,000	31,140	5,400	**144,723**
2025-12	10,800	39,355	40,800	18,000	32,074	5,400	**146,429**
2026-12	10,800	40,142	17,000	7,500	33,036	5,400	**113,878**
2027-12	10,800	40,945	0	0	11,120	5,400	**68,265**
2028-12	4,500	41,764	0	0	0	5,400	**51,664**
Thereafter	0	386,182	0	0	0	18,450	**404,632**
Total undiscounted cash flows	47,700	586,972	98,600	43,500	107,370	45,450	**929,592**
Less: present value discount	(2,210)	(37,241)	(926)	(408)	(5,414)	(5,132)	**(51,330)**
Total lease liabilities	45,490	549,731	97,674	43,092	101,956	40,318	**878,262**

NOTE 5 – LIABILITIES AND DEBT

Loans - the Company entered into various loan agreements with interest rates ranging from 3.89% to 9.50%. A summary is shown below:

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Loan from iQ Credit Union	44,464.15	3.89%	5/28/2028	7,160	27,869	35,029	6,887	34,472	41,359
Fibre Loan Line of Credit	171,962.44	9.50%	11/15/2024	162,069	-	162,069	-	229,548	229,548
Fibre Loan Trailer	-	-	-	-	-	-	-	43,873	43,873
Fibre Loan Ram	52,102.48	6.99%	11/16/2028	-	51,217	51,217	-	24,997	24,997
Heritage Line of Credit 01	50,000.00	6.00%	3/1/2023	-	-	-	13,308	-	13,308
Heritage Line of Credit 02	1,177	-	-	-	1,177	1,177	-	-	-
Total				169,229	80,263	249,492	20,195	332,889	353,084

NOTE 6 – EQUITY

Prior to consolidation, all the LLCs were equally owned by spouses Ray Vandervalk and Melissa Vandervalk.

The Company has authorized 25,000,000 of common shares with $0.001 par value and 25,000,000 of preferred shares with $0.001 par value. No shares were issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 28, 2024, the date these financial statements were available to be issued.

The Company entered into lease agreements with the following commencement dates:

Lease No.	Location	Lease Effective Date	Lease Termination Date	Lease Duration (Months)	Base monthly rent
7	5900 NW Friberg-Strunk St Camas, WA 98607 - parcel no. 176162-000	3/1/2024	3/1/2034	121	$3,300 with increments
8	841 3rd Avenue, St 100, Longview, WA, 98632	3/1/2024	3/31/2029	61	$4,500 with increments for March 1, 2024 through April 30, 2024 and $9,000 with increments, beginning May 1, 2024.

In April 2024, the Company sold the store located at 5226 Spirit Lake Hwy, Toutle, WA 98649.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF REDLEAF COFFEE

Fueling People to Pursue Wellness

Red Leaf Coffee Corporation, a Washington-based C-Corporation, is the parent company of Red Leaf Organic Coffee LLC, which operates our retail coffee chain. Through its wholly-owned subsidiary, Red Leaf Coffee Corporation ("Red Leaf Coffee" or the "Company") oversees eight coffee locations in Washington state, with reported revenues of $8.5 million in 2023. Our brand is recognized within Washington's food and beverage market for quality coffee and a strong company culture. As part of our growth strategy, we are exploring opportunities for expansion beyond Washington; however, national expansion carries risks and will depend on market conditions and available resources.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


REDLEAF
organic coffee

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$3.08 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$249.48	$15.87M

REASONS TO INVEST

Red Leaf Coffee is a Washington-based coffee roaster dedicated to providing 'clean caffeine' with menu options that cater to diverse dietary preferences. Our beverages are dye-free, reflecting our commitment to quality ingredients.

Red Leaf Coffee has grown its presence in Washington's coffee market, now employing over 100 team members. Our customer loyalty program launched 14 months ago & has attracted over 5k members who have collectively earned close to 150k points.

Since 2014, founders Ray and Melissa have grown the business. Ray also started Coffee Systems NW, our distributor, and partnered with investors to build an eight-figure real estate portfolio in under 10 years.*

The founder's previous success in unrelated business ventures, including real estate, is not indicative of future results for Red Leaf Coffee Corporation. Past performance does not guarantee future outcomes, and there are no assurances that similar success will be achieved in this business.

TEAM



Ann Marie Lucas • CEO, Director

Ann Lucas brings over 30 years of expertise in customer service and operations management across diverse industries. As CEO, she drives strategic growth and operational efficiency at Red Leaf Organic Coffee. Previously, she led expansions and mergers for a dental group, overseeing 24 locations and 350 team members.

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Rene J Vandervalk • Owner/President/Director

We founded the company in Dec 2007 by purchasing a failing coffee stand. Our first business day, we did $63 in gross sales. Leaning on our business acumen, and college education, we turned the company into a local favorite generating over $8.5 million in gross revenue per year. My wife Melissa was a championship volleyball player with an eye for excellence. I lean on education, drive, and life experience to recruit the best in the industry.

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Brandon Lee Henry • Chief Marketing Officer

Brandon has led 17 ventures over nearly three decades, ranging from solo projects to nightclubs, an apparel company, a national traveling DJ/Band, and an audio/video production company. Known for his adaptability and entrepreneurial spirit, alongside notable contributions like co-founding a $22M charter school and serving on multiple non-profit boards.

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Tasha Marie Nelson • Chief Financial Officer

Tasha has been a dedicated CPA with 16 years of experience in accounting, developing, and implementing financial systems, strategies, processes, and controls that significantly improve P&L scenarios, as well as Business Planning and Forecasting. She has overseen a wide range of industries, including Senior Living, Construction, Franchisees of Taco Bells, Buffalo Wild Wings, European Wax Centers, Physical Therapy, and Chiropractic centers totaling $791 Million in Revenue.

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Melissa Monet Vandervalk • Vice President

I started the company Red Leaf Organic Coffee in 2008 with my husband, Ray Vandervalk. We grew the business from one location to seven coffee shops, drive-throughs, and cafés that we own. We also started a bakery focused on perfecting gluten-free offerings, as well as arranging sweet and savory offerings. I've been primarily involved in recipe creation and taste testing. I also started our organic coffee roasting along with my husband, Ray, to roast coffee for all of our shops as well as licensed cafés in the hospital, local schools, and Ilani Casino.

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THE PITCH

We've Been Brewing High-Quality Coffee Since 2014



8
Locations

$8.5M
2023 Revenue

Red Leaf Coffee is a unique retail coffee chain in Washington State with plans for national expansion. Operating eight locations and generating $8.5 million in 2023 revenue, we believe we're ready to fill the gap in the demanding U.S. coffee industry. We fuel people to pursue wellness, vitality, and a life well lived while bringing clean, simple nourishments and organic coffee to our team, community, and planet.

THE OPPORTUNITY

Our Clean Menu Resonates with All Coffee Lovers

Despite the demand for coffee, the industry still faces challenges, including a lack of convenient locations, limited dye free and organic options, and insufficient gluten-free and vegan choices.

Red Leaf Coffee is seeking to address these missed opportunities by offering multiple locations in Washington State with both drive-thru and cafe options for optimal convenience. Aiming to set the standard for dye free products, we prioritize speed and quality, offering a diverse menu with high-quality ingredients, including gluten-free, dairy free, low carb, and vegan options to cater to all preferences.

THE OPPORTUNITY


#1 Lacking Convenience in Locations

Red Leaf has multiple drive-thru and cafe locations in Washington State


#2 Limited Dye Free Options

Red Leaf Coffee commits to high standards for dye free options

#3 Limited Gluten Free/Vegan Options

Red Leaf's menu ranges from high-quality ingredients, to gluten-free, dairy free, low carb, and vegan options with many drinks offering no added sugars

We've extended our market impact through a franchise model, which could pave the road for expansion. Coffee Systems NW, owned by Red Leaf Coffee Corp., is a key asset that operates as a warehouse, roastery, and bakery, supporting our production and distribution needs. Additionally, we've established product distribution partnerships with PeaceHealth, Lower Columbia College, and relationships with other companies, to streamline and broaden our supply chain, with the goal of ensuring efficient delivery and availability.

Drive-thru operations serve over 500 cars daily, offering a variety of products that are cleaner for our patrons and the planet. Red Leaf taps into key sectors like real estate, food and beverage, and media, along with PR campaigns and a strong community reputation, to help foster growth and customer trust.

THE MARKET & OUR TRACTION

Voted Washington's Best Coffee: Two Years Running

THE MARKET

$400B
Annual global coffee industry

80%
Of projected sales from "out-of-home" venues

$88.94 BILLION
2024 projected U.S. coffee sales

$11.68B
From projected "at-home" U.S. market sales

$77.26B
From projected "out-of-home" sales


REDLEAF
organic coffee

Source | Source

The global coffee industry is currently a $400 billion market, with 80% of sales occurring in out-of-home venues like coffee shops and kiosks[1]. In the U.S, the coffee industry generates $85 billion annually, and

2024 is projected to generate $88.94 billion in revenue, with $11.68 billion coming from at-home sales and $77.26 billion from out-of-home sales[2].

Approximately 517 million cups of coffee are consumed per day, with rising consumption among younger individuals[3]. This is expected to further fuel the growth of the roasted coffee market.

Prior to Q2 2024, we've operated completely self-funded. In April 2024, 12 investors signed Simple Agreements for Future Equity (SAFEs) totaling $350,000. An additional 10 investors have committed $250,000—bringing the total to $600,000.

ACHIEVEMENTS

 **Voted Best Coffee 2023 and 2024 by Best of Southwest Washington.**

 **Voted Best Place to Work 2021, 2024**

 **Loyalty program with 5,000+ users and approaching 150,000 points earned in only 14 months**

 **Mobile app (iOS and Android) with 3700 active monthly users**

Source

WHY INVEST

Join Us in Red Leaf's Journey



After establishing ourselves as leaders in Washington's coffee culture, generating nearly $9 million in 2023, we believe Red Leaf Organic Coffee is ready for national expansion. We've been voted Best Coffee from 2021 to 2024 and Best Place to Work twice, with a loyalty program of thousands of active users. Our plans ahead includes franchising and master franchising in 2024.

Invest in Red Leaf Organic Coffee and help us on our journey!

ABOUT

HEADQUARTERS

**1402 BROADWAY ST SUITE 202
LONGVIEW, WA 98632**

WEBSITE

View Site ↗

Red Leaf Coffee Corporation, a Washington-based C-Corporation, is the parent company of Red Leaf Organic Coffee LLC, which operates our retail coffee chain. Through its wholly-owned subsidiary, Red Leaf Coffee Corporation ("Red Leaf Coffee" or the "Company") oversees eight coffee locations in Washington state, with reported revenues of $8.5 million in 2023. Our brand is recognized within Washington's food and beverage market for quality coffee and a strong company culture. As part of our growth strategy, we are exploring opportunities for expansion beyond Washington; however, national expansion carries risks and will depend on market conditions and available resources.

TERMS
RedLeaf Coffee

Overview

PRICE PER SHARE	VALUATION
$3.08	**$15.87M**
DEADLINE ⓘ	FUNDING GOAL ⓘ
Feb. 12, 2025 at 7:59 AM UTC	**$124k - $1.23M**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$249.48	**Equity**
MAX INVESTMENT ⓘ	SHARES OFFERED
$1,234,996.84	**Common Stock**

MIN NUMBER OF SHARES OFFERED
40,259

MAX NUMBER OF SHARES OFFERED
400,973

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$615,596	$1,114,741
Cash & Cash Equivalents	$122,062	$96,424
Accounts Receivable	$59,229	$204,940
Short-Term Debt	$674,309	$789,015
Long-Term Debt	$993,622	$1,231,346
Revenue & Sales	$8,445,970	$8,023,047
Costs of Goods Sold	$3,761,603	$3,802,509
Taxes Paid	$0	$0
Net Income	$100,507	$163,723

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Early Bird (first 2 weeks)

Early Bird 1: Invest $500 | Red Leaf Coffee Hat & Mug

Early Bird 2: Invest $1,000+ | Red Leaf Coffee T-shirt, Mug and 1lb bag of Coffee

Early Bird 3: Invest $2,500+ | Red Leaf Coffee T-shirt, Hat, 1lb bag of Coffee

Early Bird 4: Invest $10,000+ | Red Leaf Coffee Sweatshirt, Hat, Mug, 2 1lb Bags of Coffee

Early Bird 5: Invest $25,000+ | Red Leaf Coffee Swag box includes: Red Leaf Coffee Sweatshirt, T-shirt, Hat, Mug, 3 1lb Bags of Coffee

The 10% StartEngine Venture Club Bonus

RedLeaf Coffee Corporation will offer 10% additional bonus shares for all investments that are committed by investors eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.08 per share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $308.00. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to early bird bonuses as applicable.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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How much can I invest?

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StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Terms of Use   Privacy Policy   Disclaimer   Annual Reports   Form CRS   Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.